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EXHIBIT  16.2  ENGAGEMENT  LETTER  OF  TRACI  J.  ANDERSON,  CPA

Traci  J.  Anderson,  CPA
Certified  Public  Accountant

                                                            14026 CINNABAR PLACE
                                                         HUNTERSVILLE, NC  28078
                                                         =======================
(704)  904-0062  Office
(704)  948-6934  Fax
--------------------

September  22,  2004

Board  of  Directors
HouseRaising,  Inc.  (FKA  Technology  Connections,  Inc.)
4801  East  Independence  Road,  Suite  201
Charlotte,  North  Carolina  28212

Attention:  Mr.  Robert  V.  McLemore,  President

This letter is to explain our understanding of the arrangements for the services I am to perform for HouseRaising, Inc. for the year ending December 31, 2004. I ask that you either confirm or amend this understanding. I will perform an audit of HouseRaising, Inc.'s financial statements as of and for the year ended December 31, 2004. I understand that the financial statements will be prepared in accordance with U.S. generally accepted accounting principles. I will conduct the audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable, rather than absolute, assurance about whether the financial statements are free of material misstatement whether caused by error, fraudulent financial reporting, or misappropriation of assets. Accordingly, a material misstatement, whether caused by error, fraudulent financial reporting or misappropriation of assets, may remain undetected. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. As a result, an audit is not designed to detect errors or fraud that are immaterial to the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit will provide a reasonable basis for my report. An audit also includes obtaining an understanding of internal control sufficient to plan the audit and to determine the nature, timing and extent of audit procedures to be performed. An audit is not designed to provide assurance on internal control or to identify reportable conditions. However, I will communicate to you any reportable conditions that become known to me during the course of the audit.

As you know, management is responsible for (1) the preparation of HouseRaising, Inc.'s financial statements, (2) establishing and maintaining effective internal control over financial reporting and safeguarding assets, (3) properly recording transactions in the records, (4) identifying and ensuring that HouseRaising, Inc. complies with the laws and regulations applicable to its activities, and
(5) making all financial records and related information available to me and (6) for adjusting the financial statements to correct material misstatements. At the conclusion of my audit, I will request certain written representations from management about the financial statements and matters related thereto. I will also require that you affirm to me that the effects of any uncorrected misstatements brought to your attention by me, are immaterial, both individually and in the aggregate, to the financial statements taken as a whole. HouseRaising, Inc. hereby indemnifies Traci J. Anderson, C.P.A. and its employees and holds them harmless from all claims, liabilities, losses and costs arising in circumstances where there has been a knowing misrepresentation by a member of HouseRaising, Inc.'s management, regardless of whether such person was acting in HouseRaising, Inc.'s interest. This indemnification will survive termination of this letter.

During the course of my engagement, I may accumulate records containing data, which should be reflected in your books and records. You will determine that all such data, if necessary, will be so reflected. Accordingly, you will not expect me to maintain copies of such records in my possession. The assistance to be supplied by your personnel will be described in a client participation list, which will outline the specific schedules, and analysis that should be completed by your personnel, including the dates when the information should be available to me. The participation list has been discussed with and agreed to by the company. The timely and accurate completion of this work is an essential condition to my completion of the audit and issuance of my audit report.

My fees are based upon the time required by the individuals assigned to the engagement, plus direct expenses.

My fee for the year-end audited financial statements will be billed at $100 per hour. The fee is payable upon weekly progress during the audit with the remainder due upon delivery of the signed statements.

In the event I am requested or authorized by HouseRaising, Inc. or am required by government regulation, subpoena, or other legal process to produce my documents or my personnel as witnesses with respect to my engagement for HouseRaising, Inc., HouseRaising, Inc. will, so long as I am not a party to the proceeding in which the information is sought, reimburse me for my professional time and expenses, as well as the fees and expenses of my counsel, incurred in responding to such requests. My professional standards require that I perform certain additional procedures whenever my reports are included, or I am named as, accountants, auditors, or "experts'' in a document used in a public or private offering of equity or debt securities. Accordingly, you agree that you will not include my reports, or otherwise make reference to me, in any public or private securities offering without first obtaining my consent. After obtaining my consent, you also agree to provide me with printer proofs or masters of such offering documents for my review and approval before printing, and with a copy of the final reproduced material for my approval before it is distributed. You agree to promptly supply me with any comment letter or other communication received from the SEC or any other regulatory agency relating to the financial statements or other information with which my report has been associated and to provide me with a copy of HouseRaising, Inc. proposed response for my review before such response is provided. The Securities and Exchange Commission requires electronic filing of certain information in connection with its Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. You agree that before filing any document with which I am associated, in electronic format with the SEC or others, you will provide me with a printed copy of the information proposed to be filed. I will provide you with a signed copy of my report, consent and/or other relevant document after completing my review. These manually signed documents will authorize the use of my name prior to any electronic transmission by you. For my files, you will provide to me a complete copy of the document as accepted by EDGAR or others.

It is agreed by HouseRaising, Inc. and Traci J. Anderson, C.P.A. or any successors in interest that no claim arising out of services rendered pursuant to this agreement by or on behalf of HouseRaising, Inc. shall be asserted more than three years after the date of the audit report or one year after the date of termination of Traci J. Anderson, C.P.A.'s services whichever date occurs first.

This letter constitutes the complete and exclusive statement of agreement between Traci J. Anderson, C.P.A. and HouseRaising, Inc., superseding all proposals, oral or written, and all other communication, with respect to the terms of the engagement between the parties.

If this letter defines the arrangements as you understand them, please sign and date the enclosed copy and return it to me.

I  appreciate  your  business.


/s/  Traci  J.  Anderson,  C.P.A.

TRACI  J.  ANDERSON,  C.P.A.

Confirmed  on  behalf  of  the  addressee:


/s/  Mr.  Robert  V.  McClemore
______________________                 ____________
Mr.  Robert  V.  McLemore                 Date
President
HouseRaising,  Inc.